# Computershare

82-179

Investor Services

Computershare Trust Company of Canada
100 University Avenue
Toronto, Ontario
M5J 2Y1
Telephone 1-800-663-9097
www.computershare.com

**Canada**
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November 1, 2004



To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilieres du Quebec
Securities Division, Saskatchewan Financial Services Commission
The Toronto Stock Exchange
New York Stock Exchange
US Securities and Exchange Commission

SUPPL

Dear Sirs:

Subject: Agnico-Eagle Mines Limited (the "Corporation")

We confirm that the following English material was sent by pre-paid and electronic mail on October 29, 2004, to the registered and non-registered shareholders whose names appear on the Corporation's Supplemental Mailing List in compliance with current securities legislation requirements.

1. Third Quarter Report 2004

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the Corporation.

Yours truly,

(Signed)
Mariano Salvador
Assistant Account Manager
Client Services
(416) 263-9529 Tel
(416) 981-9800 Fax

dlw 11/5

AGNICO-EAGLE
MINES LIMITED

# Third Quarter Report 2004

**Agnico-Eagle Mines Limited** reported continued strong financial and operating results with third quarter earnings of $10.6 million, or $0.12 per share compared to a net loss of $11.9 million, or $(0.14) per share, in the third quarter of 2003. Operating cash flow in the quarter was $18.9 million, or $0.22 per share compared to a cash deficit of $6.6 million, or $(0.08) per share, in the prior year's third quarter. For the year to date, net earnings were $32.3 million, or $0.38 per share, compared to a net loss of $21.9 million, or $(0.26) per share, in the first nine months of 2003. Over the same periods, operating cash flow increased to $56.8 million, or $0.67 per share, a substantial improvement from the cash deficit of $6.5 million, or $(0.08) per share in the first nine months of 2003.

Highlights for the quarter include:

- Second consecutive quarter of ore production exceeding 8,000 tons per day drives gold production up 31%, compared to the prior year's third quarter, to over 67,000 ounces and cash costs down 79% to match a previous record of $77 per ounce.
- Drill intercepts from LaRonde's Level 215 exploration drift continue to confirm richer polymetallic zone at depth as it crosses the former Bousquet boundary.
- Underground program well underway at Lapa with shaft collar completed as drilling continues to trace deposit at depth.
- Underground program at Goldex deposit enters bulk sample extraction and drilling phase.

"Steady-state operations at the LaRonde mine have allowed the Company to deliver record earnings and cash flows to date in 2004," said Sean Boyd, President and Chief Executive Officer. "Solid progress continues to be made on our regional growth opportunities as we advance our three main projects to feasibility," added Mr. Boyd.

**LaRonde Generates Net Free Cash Flow for Company**

For the second consecutive quarter, LaRonde processed over 8,000 tons of ore per day as over 741,000 tons of ore was put through the mill. The surface stockpile at LaRonde has increased to approximately 84,000 tons of ore, sufficient for 10 days of production. In addition, 60,000 tons of ore from the Bousquet stockpile remain on surface representing another seven days of mill production. As a result of the increased ore production, minesite operating costs improved by 11% to C$50 per ton, when compared to the third quarter of 2003. Although improved over the prior year, minesite operating costs per ton in the third quarter were above target due to non-recurring repairs to the coarse ore bin and filter press in the mill and to the Level 122 underground pumping station. Operating costs and gold production in the lower level mining horizon were also negatively affected by unscheduled repairs of the ventilation and hoisting systems and higher than budgeted dilution, predominantly from backfill from adjacent primary stopes mined in 2003. However, as byproduct production exceeded expectations, net metals revenue per ton amounted to nearly C$88 resulting in a gross profit margin of approximately C$38 per ton mined and processed in the third quarter.

Production of all metals in the third quarter improved when compared to the prior year's third quarter with gold production up 31% to 67,237 ounces while byproduct silver, zinc and copper production increased by 132%, 135% and 7%, respectively. As a result of the improvement in metals production, improved prices for all byproduct metals and the elimination of production royalties, total cash operating costs decreased by 79% to $77 per ounce of gold produced in the third quarter of 2004 as compared to the third quarter of 2003.

These strong operating results contributed to robust operating cash flows and resulted in net free cash flow to the Company of $9.5 million, before financing activities and expenditures on new projects and investments. As a result of this performance, the Company's cash and short-term investment balance improved to $120.3 million in the third quarter as investments in new projects and available-for-sale securities of $6.9 million was more than offset by the issuance of common equity of $18.5 million.

**Cash Costs Expected to be Well Below Target for 2004**

Taking into consideration year to date performance, the Company's latest targets for all metals production as compared to the previous forecast for production and operating costs follows:

| | New Forecast | Previous Forecast |
|---|---|---|
| Ore processed (000's tons) | 2,963 | 2,900 |
| Daily throughput rate (tons) | 8,096 | 7,945 |
| *Grades:* | | |
| Gold (oz./t) | 0.11 | 0.11 |
| Silver (oz./t) | 2.36 | 2.43 |
| Zinc (%) | 3.95 | 3.87 |
| Copper (%) | 0.53 | 0.54 |
| *Payable metal production:* | | |
| Gold (ozs.) | 280,000 | 293,000 |
| Silver (000's ozs.) | 5,600 | 5,500 |
| Zinc (000's lbs.) | 162,000 | 155,000 |
| Copper (000's lbs.) | 22,600 | 23,200 |
| *Minesite operating costs (C$/ton)* | 46-48 | 45-47 |
| *Total cash operating costs ($/oz.)* | 75-80 | 70-80 |

LaRonde's total cash operating costs are expected to remain essentially on target in a range of $75 to $80 per ounce, as lower gold production is offset by higher byproduct production and metal prices. The target for total cash operating costs is based on a balance of year silver price of $5.75 per ounce, zinc price of $0.45 per pound, copper price of $1.20 per pound and C$/US$ exchange rate of 1.30. Given that the year is three quarters complete, the sensitivity to changes in metal prices and exchange rates is not expected to be material.

Please refer to the Summary Management Discussion and Analysis later in this press release for a discussion of the financial results.

**Deep Drilling at LaRonde Points to Richer Polymetallic Zone**

Six drills were in operation underground at LaRonde in the third quarter located in the following target areas:

- Three drills on the LaRonde II exploration program below Level 215.
- Three drills on definition/delineation drilling above the Level 215 mining horizon.

On deep exploration, three drills tested Zone 20 North below the bottom of the Penna Shaft from the Level 215 exploration drift. Currently, the Level 215 exploration drift is approximately 200 feet west of the former LaRonde/Bousquet boundary. The most interesting results are summarized below:

| Drill Hole | True Thickness(ft) | From | To | Gold(oz/ton) Cut(1.5 oz) | Silver(oz/ton) | Copper(%) | Zinc(%) |
|---|---|---|---|---|---|---|---|
| 3215-95 | 40.7 | 3,103.6 | 3,152.2 | 0.22 | 1.60 | 0.52 | 6.26 |
| uncut | 40.7 | 3,103.6 | 3,152.2 | 0.26 | 1.60 | 0.52 | 6.26 |
| 3215-64B | 71.8 | 2,300.8 | 2,377.9 | 0.11 | 0.61 | 0.17 | 0.06 |
| including | 25.3 | 2,300.8 | 2,328.4 | 0.18 | 0.33 | 0.10 | 0.14 |

The most significant result was obtained in drill hole 3215-95, representing the third hole to confirm a higher grade polymetallic zone at depth. The intercept, located at a depth of 9,339 feet and approximately 3,700 feet to the west of the Penna Shaft, straddled the former Terrex-LaRonde property boundary. The intersection consisted of 30% to 90% massive pyrite with occurrences of sphalerite and chalcopyrite hosted by a

siliceous matrix. Visible gold was noted in a quartz vein. The vein graded 2.55 ounces of gold (uncut) over an interval of 2.1 feet. With the most recent result, the polymetallic zone has been traced over a length of approximately 1,500 feet and a vertical height of 500 feet.

There are several deep drill holes in progress, and planned for the fourth quarter, that are specifically targeted for this polymetallic area within Zone 20 North. These drill holes are expected to be completed prior to the new reserve and resource estimate, planned for release in February 2005 along with year end results. However, it appears that there has been an increase in the gold grade and a significant increase in the amount of contained zinc at depth. This is expected to result in a material improvement in the value per ton of the ore at depth and the LaRonde II project's economics.

**Lapa Underground Program Proceeding Well**

At the Company's 100% owned Lapa property, located seven miles east of LaRonde, site leveling is now complete and the shaft collar is currently 70 feet below surface. Foundation work on the headframe and the hoist room has also commenced. The hoist was dismantled at LaRonde's Shaft #1 site and is currently being refurbished for future installation at Lapa.

At the end of the quarter, there were two surface drills on the property, both of which were testing the depth potential below the main deposit. Drill hole 118-04-57C, testing below the eastern portion of the deposit, intersected 0.21 ounces of gold per ton over 19.7 feet, at a depth of 4,987 feet below surface. Drill hole 118-04-57E returned a preliminary intersection of 0.20 ounces per ton gold over 12.5 feet at a depth of 4,560 feet below surface. The detailed results follow:

| Drill Hole | True Thickness(ft) | From | To | Gold(oz/ton) Cut(1.5 oz) |
|---|---|---|---|---|
| 118-04-57C | 19.7 | 6,189.9 | 6,210.2 | 0.21 |
| 118-04-57E | 12.5 | 5,997.0 | 6,009.8 | 0.20 |

These two drill intercepts have successfully traced the mineralization 1,100 feet below the previously defined resource envelope. This may have a positive impact on the resource estimate due in February 2005.

The Company previously announced a $30 million underground development, drilling and metallurgical program at Lapa. Lapa contains 1.2 million ounces of proven and probable gold reserves in a deposit traced to a depth of 4,000 feet below surface over a strike length of 2,000 feet and a vertical extent of 3,000 feet with thicknesses ranging from 10 to 100 feet. The deposit remains open for expansion at depth.

The Lapa underground program includes a 2,700-foot shaft sinking project. The 16-foot diameter concrete-lined shaft is expected be completed by the first half of 2006 providing access for an underground diamond drilling program to test the depth potential of the deposit, to confirm the mining method, continuity and estimated dilution factor and to extract a 15,000 ton metallurgical bulk sample. The objective of the bulk sample is to refine the metallurgical process and determine whether the frequency of coarse visible gold is sufficient to justify an increase in the reserve grade closer to the uncut grade, which would have a positive impact on the project's economics.

Positive results from this program would result in an extension of the shaft to a depth of approximately 4,500 feet below surface. Incremental capital costs to bring the project into full production after the bulk sample are currently estimated at approximately $80 million. Assuming no further additions to reserves, the Company envisages an eight-year mine life with steady-state production levels by late 2008 of approximately 125,000 ounces of gold per annum at cash operating costs of approximately $175 per ounce.

**Goldex Bulk Sample Program on Schedule**

At the Company's 100% owned Goldex project, located 35 miles east of LaRonde, all the level rehabilitation has been completed and underground development and diamond drilling has commenced. The purpose of the current exploration and development program is to increase the confidence level in the gold

grade of the deposit. The Goldex deposit is an underground bulk mining opportunity that has probable gold reserves of 1.65 million ounces in 24.0 million tons grading 0.07 oz/ton.

For that purpose, a total of roughly 2,000 feet of raise development are planned to be excavated through the centre of the gold mineralization at three separate locations along the 1,500 feet strike length of the deposit. The raises will be mapped and sampled as development proceeds over the next three to four months. To date, 373 feet of raising and development have been completed and 4,700 tons of ore have been extracted and stockpiled on surface with an average grade of 0.07 ounces per ton. A 20,000 ton bulk sample is scheduled to be processed at a local milling facility in January 2005. The mill tests as well as the information from 21,000 feet of diamond drilling and detailed mapping will be used to refine the current reserve estimate as well as complete the final feasibility study by the second quarter of 2005. To date, 6,840 feet of diamond drilling has been completed and the preliminary results are within the predicted grade range. Overall, work on the project is proceeding on schedule.

**Where to Find Maps**

The longitudinal illustrations that detail the drill results presented in this news release can be viewed and downloaded from the Company's website www.agnico-eagle.com (Press Release) or:

***Longitudinal 20 North***

*http:.//ir.thomsonfn.com/IRUploads/10493/FileUpload/LONG20N.pdf*

***Property Map***

*http://ir.thomsonfn.com/IRUploads/10493/FileUpload/Property%20Map.pdf*

***Lapa Longitudinal***

*http://ir.thomsonfn.com/IRUploads/10493/FileUpload/Lapa.pdf*

**Agnico-Eagle to Renew Shelf Prospectus**

The Company intends to renew its short form base shelf prospectus with the securities commissions in each of the provinces of Canada and shelf registration statement with the United States Securities and Exchange Commission. Under this prospectus, Agnico-Eagle may from time to time offer by way of shelf prospectus supplement debt securities, common shares or warrants to purchase debt securities or common shares in the aggregate amount of up to $500,000,000. The Company is required to maintain the shelf registration under the terms of its November 2002 warrant indenture. Each whole warrant entitles the holder to purchase one common share at a price of $19 per common share at any time during the remaining term of the warrants, which expires November 14, 2007. The warrants trade in U.S. dollars on both the Toronto Stock Exchange, under the symbol AGE.WT.U, and on the Nasdaq National Market, under the symbol AEMLW. Agnico-Eagle has no present intention to offer securities under the shelf prospectus other than common shares issuable upon the exercise of the warrants in the United States.

**Scientific and Technical Data**

A qualified person, Guy Gosselin, P.Eng., P.Geo., LaRonde Division's Chief Geologist, has verified the LaRonde exploration information disclosed in this news release. The verification procedures, the quality assurance program and quality control procedures used in preparing such data may be found in the 2004 Mineral Resource and Mineral Reserve Report, Agnico-Eagle Mines Limited, LaRonde Division, dated March 26, 2004, filed on SEDAR.

A qualified person, Carl Pelletier, P.Geo., of Innovexplo Geological Services, has supervised the preparation of and verified the scientific and technical information regarding the Goldex project, including sampling, analytical and test data underlying such information.

A qualified person, Dino Lombardi, P.Geo. has supervised the preparation of and verified the scientific and technical information regarding the Lapa project as defined under National Instrument 43-101.

**Forward Looking Statements**

The information in this press release has been prepared as at October 27, 2004. Certain statements contained in this press release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. When used in this document, the words "anticipate", "expect", "estimate," "forecast," "planned" and similar expressions are intended to identify forward-looking statements. Such statements reflect the Company's views at the time with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results to be materially different from those expressed or implied by such forward-looking statements, including, among others, those which are discussed under the heading "Risk Factors" in the Company's Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2003. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

**About Agnico-Eagle**

Agnico-Eagle is a long established Canadian gold producer with operations located in northwestern Quebec and exploration and development activities in eastern Canada and the western United States. Agnico-Eagle's LaRonde Mine in Quebec is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 24 consecutive years.

October 28, 2004

Sean Boyd
President & Chief Executive Officer

*Results of Operations*

Agnico-Eagle reported third quarter net income of $10.6 million, or $0.12 per share, compared to a net loss of $11.9 million, or $(0.14) per share, in the third quarter of 2003. Gold production in the third quarter of 2004 was 67,237, an increase of 31% over 51,192 ounces in the third quarter of 2003. For the year to date, Agnico-Eagle reported net income of $32.3 million, or $0.38 per share, compared to a net loss of $21.9 million, or $(0.26) per share, in the first nine months of 2003. Gold production increased 22% in the first nine months of 2004 to 202,658 ounces from 166,354 ounces in 2003.

As disclosed last quarter, production continued to increase as LaRonde continues to benefit from operational improvements, a more focused mining plan, and increased ore throughput. Year to date tonnage processed increased 20% to 2,184,383 tons in the first nine months of 2004 compared to 1,821,585 tons in the same period in 2003.

The table below summarizes the key variances in net income for the third quarter and year to date of 2004 from the net loss reported for the same periods in 2003.

| (millions of dollars) | Third Quarter | Year to Date |
|---|---|---|
| Increase in gold production | $ 6.0 | $13.1 |
| Elimination of Production royalty | 3.0 | 10.1 |
| Increase in gold price | 1.9 | 10.0 |
| Increase in net copper revenue | 0.9 | 8.5 |
| Increase in net zinc revenue | 8.1 | 12.7 |
| Increase in net silver revenue | 6.2 | 13.0 |
| Stronger Canadian dollar, net of hedges | (0.1) | (2.0) |
| Increased amortization | (1.4) | (3.5) |
| Cost of increased ore throughput | (3.1) | (9.3) |
| Corporate costs and other | 0.9 | 1.5 |
| **Net positive variance** | $22.4 | $54.1 |

As shown in the table above, revenues from all metals benefited from increased production and increased metal prices in both the third quarter and year to date. The summarized quarterly data presented later in this MD&A shows the increases in unit realized prices for all metals for both the third quarter and year to date. Net copper and zinc revenues benefited from increased production and metal prices but these benefits were partially offset by increased smelting and refining charges attributable to the increase in production of these metals and increasing costs associated with shipping these metals to overseas smelters. In all, revenues from mining operations increased 93% and 67% respectively in the third quarter and first nine months of 2004. Net income was also positively affected by the elimination of the production royalty as that area of the mine is essentially mined out.

In the third quarter of 2004 total cash operating costs per ounce decreased significantly to $77 per ounce of gold produced from $368 per ounce in the third quarter of 2003. For the year to date 2004, total cash operating costs decreased to $77 from $287 in the same period of 2003. The main drivers leading to the decrease in total cash operating costs, for both the quarter and year to date, were higher gold production, higher net byproduct revenue resulting from increased production and higher byproduct metal prices, and the elimination of the production royalty. Operating costs per ton decreased to C$50 in the third quarter of 2004 compared to C$56 in the third quarter of 2003 due mainly to the mill processing more tons of ore in the third quarter of 2004. Similarly, operating cost per ton decreased to C$48 in the first nine months of 2004 compared to C$52 in the first nine months of 2003 due mainly to a 30% increase in mill throughput and improved underground productivity for the year to date 2004 compared to the similar period in 2003.

The following tables provide a reconciliation of the total cash operating costs per ounce of gold produced and operating cost per ton to the financial statements:

| | Q3 2004 | Q3 2003 | YTD 2004 | YTD 2003 |
|---|---|---|---|---|
| | (thousands of dollars, except where noted) | | | |
| Cost of production per Statement of Income (Loss) | **$ 26,172** | $ 25,909 | **$ 75,993** | $ 74,837 |
| Adjustments: | | | | |
| Byproduct revenues | **(21,639)** | (7,150) | **(59,815)** | (28,017) |
| Production royalty | **—** | (3,000) | **—** | (10,074) |
| Inventory adjustment[i] | **795** | 132 | **(103)** | 1,165 |
| Non-cash reclamation provision | **(176)** | (85) | **(437)** | (302) |
| Cash operating costs | **$ 5,152** | $ 15,806 | **$ 15,638** | $ 37,609 |
| Gold production (ounces) | **67,237** | 51,192 | **202,658** | 166,354 |
| Cash operating cost (per ounce) | **$ 77** | $ 309 | **$ 77** | $ 226 |
| Production royalty (per ounce) | **—** | 59 | **—** | 61 |
| Total cash operating costs (per ounce)[iii] | **$ 77** | $ 368 | **$ 77** | $ 287 |

| | Q3 2004 | Q3 2003 | YTD 2004 | YTD 2003 |
|---|---|---|---|---|
| | (thousands of dollars, except where noted) | | | |
| Cost of production per Statement of Income (Loss) | **$ 26,172** | $ 25,909 | **$ 75,993** | $ 74,837 |
| Adjustments: | | | | |
| Production royalty | | | | |
| Inventory adjustment[i] and hedging adjustments[ii] | **—** | (3,000) | **—** | (10,074) |
| Non-cash reclamation provision | **2,127** | 277 | **3,338** | 1,575 |
| Minesite operating costs (US$) | **(176)** | (85) | **(437)** | (302) |
| Minesite operating costs (C$) | **$ 28,123** | $ 23,101 | **$ 78,894** | $ 66,036 |
| Tons milled (000's tons) | **$ 36,834** | $ 31,887 | **$104,824** | $ 94,234 |
| Operating costs per ton (C$)[iii] | **741** | 571 | **2,184** | 1,822 |
| | **$ 50** | $ 56 | **$ 48** | $ 52 |

Notes:

(i) Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash operating costs are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the period.

(ii) Hedging adjustments reflect gains and losses on the Company's derivative positions entered into to hedge the effects of foreign exchange fluctuations on production costs. These items are not reflective of operating performance and thus have been eliminated when calculating operating costs per ton.

(iii) Total cash operating costs and operating cost per ton data are not a recognized measures under US GAAP. Management uses these generally accepted industry measures in evaluating operating performance and believes them to be realistic indications of such performance. The data also indicates the Company's ability to generate cash flow and operating earnings at various gold prices. This additional information should be considered together with other data prepared in accordance with US GAAP.

Taking into consideration year to date performance, the Company's latest targets for all metals production as compared to the original budget for production and operating costs follows:

| | New Forecast | Previous Forecast |
|---|---|---|
| Ore processed (000's tons) | 2,963 | 2,900 |
| Daily throughput rate (tons) | 8,096 | 7,945 |
| *Grades:* | | |
| Gold (oz./t) | 0.11 | 0.11 |
| Silver (oz./t) | 2.36 | 2.43 |
| Zinc (%) | 3.95 | 3.87 |
| Copper (%) | 0.53 | 0.54 |
| *Payable metal production:* | | |
| Gold (ozs.) | 280,000 | 293,000 |
| Silver (000's ozs.) | 5,600 | 5,500 |
| Zinc (000's lbs.) | 162,000 | 155,000 |
| Copper (000's lbs.) | 22,600 | 23,200 |
| *Minesite operating costs (C$/ton)* | 46-48 | 45-47 |
| *Total cash operating costs ($/oz.)* | 75-80 | 70-80 |

LaRonde's total cash operating costs are expected to remain essentially on target in a range of $75 to $80 per ounce, as lower gold production is offset by higher byproduct production and metal prices. The target for total cash operating costs is based on a balance of the year silver price of $5.75 per ounce, zinc price of $0.45 per pound, copper price of $1.20 per pound and C$/US$ exchange rate of 1.30. Given that the year is three quarters complete, the sensitivity to changes in metal prices and exchange rates is not expected to be material.

***Liquidity and Capital Resources***

At September 30 2004, Agnico-Eagle's cash and cash equivalents were $50.5 million while working capital was $172.3 million. At December 31, 2003, the Company had $59.5 million in cash and cash equivalents and $140.6 million in working capital. The decrease in cash is due primarily to increases in short-term investments. Short term investments are highly liquid investments that have original maturities of greater than 90 days. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate any risks associated with these investments. The Company currently has $100 million in undrawn credit lines and is currently negotiating a refinancing of its credit facility. The Company does not expect a material change in the amounts that will be available under the new facility.

Cash flow from operating activities, before working capital changes, was $18.9 million in the third quarter of 2004 compared to $(6.6) million in the third quarter of 2003. For the year to date, operating cash flow, before working capital changes, was $56.8 million compared to $(6.5) million in the first nine months of 2003. Operating cash flow was positively impacted by higher gold production and increased gold and byproduct metal prices partially offset by a stronger Canadian dollar. For the year to date, positive operating cash flow was partially offset by a buildup in metal settlements receivable and ore inventories. The buildup in metal settlements receivable continued to reverse in the third quarter of 2004 and is expected to reverse further in the fourth quarter.

For the three months ended September 30, 2004, capital expenditures were $11.8 million compared to $7.5 million in the third quarter of 2003. Capital expenditures at the LaRonde mine decreased to $7.2 million from $8.7 million in the third quarter of 2003. Although capital expenditures at LaRonde decreased in the third quarter of 2004, total capital expenditures increased $4.1 million compared to the third quarter of 2003. This increase is primaritly attributable to project expenditures for Lapa and Goldex and the purchase of gold properties from Contact Diamond Corporation (an equity investee of Agnico-Eagle). For the year to date September 30, 2004, capital expenditures were $33.8 million compared to $29.0 million in the first nine months of 2003. Capital expenditures at the LaRonde mine decreased to $23.4 million from $29.0 million in the first

nine months of 2003. The capital expenditures in 2004 represent sustaining capital and the final construction costs for Phase I of LaRonde's water treatment facility and bulk air cooling plant. The remainder of the capital expenditures in 2004 represents continued expenditures for the Company's regional projects, namely Lapa, Goldex and LaRonde II, all of which have met the requirement for capitalization under US GAAP, and the purchase of gold properties from Contact Diamond. For the full year, capital expenditures are now forecast to be $54.9 million compared to the original budget of $31.4 million. The increase is primarily due to the commencement of the underground programs at Lapa and Goldex.

In the third quarter of 2004, Agnico-Eagle generated net free cash flow (before financing activities and purchases short-term investments) of $2.5 million. Before investment purchases of $2.4 million and project expenditures of $4.6 million, third quarter net free cash flow was $9.5 million. The third quarter of 2004 marks the first time the Company has generated net free cash flow since beginning the expansion at LaRonde, and shows the Company's ability to fund project expenditures with internally generated funds. The Company's ability to continue generating net free cash flow is dependent on continued strength in gold and byproduct metal prices and continued cost savings generated from economies of scale at LaRonde as the mill processes more tons of ore.

In the second quarter of 2004, Agnico-Eagle purchased a 14% stake in Riddarhyttan Resources AB ("Riddarhyttan"). Agnico-Eagle purchased 12.7 million common shares in Riddarhyttan from its largest shareholder, Swedish private company Dunross & Co. AB. Along with a further 0.8 million shares purchased in the second quarter and transaction costs, total cash consideration of $11.8 million was paid by Agnico-Eagle. In the third quarter of 2004, cash spent on investments and other assets was $2.4 million. This represents mostly purchases of available-for-sale securities. In the first nine months of 2003, cash spent on investments and other assets included $9.0 million in the second quarter for the purchase of the Lapa property and $4.2 million in the third quarter for the purchase of the Bousquet property offset by cash inflows generated from sales of available-for-sale securities.

**AGNICO-EAGLE MINES LIMITED**

**SUMMARIZED QUARTERLY DATA**

**(thousands of United States Dollars except where noted, US GAAP basis)**
**(Unaudited)**

| | Three months ended September 30, | | Nine months ended September 30, | |
|---|---|---|---|---|
| | **2004** | **2003** | **2004** | **2003** |
| **Financial Data** | | | | |
| *Income and cash flow* | | | | |
| *LaRonde Division* | | | | |
| Revenues from mining operations | **$47,986** | $ 24,845 | **$ 142,254** | $ 84,971 |
| Mine operating costs | **26,172** | 25,909 | **75,993** | 74,837 |
| Mine operating profit | **$21,814** | $ (1,064) | **$ 66,261** | $ 10,134 |
| Net income (loss) for the period | **$10,556** | $(11,869) | **$ 32,270** | $ (21,885) |
| Net income (loss) per share | **$ 0.12** | $ (0.14) | **$ 0.38** | $ (0.26) |
| Operating cash flow (before non-cash working capital) | **$18,873** | $ (6,580) | **$ 56,819** | $ (6,525) |
| Weighted average number of shares — basic (in thousands) | **84,658** | 83,954 | **84,791** | 83,838 |
| Tons of ore milled | **741,483** | 570,661 | **2,184,383** | 1,821,585 |
| Head grades: | | | | |
| Gold (oz. per ton) | **0.10** | 0.10 | **0.10** | 0.10 |
| Silver (oz. per ton) | **2.70** | 1.69 | **2.49** | 2.14 |
| Zinc | **4.53%** | 2.71% | **4.04%** | 3.18% |
| Copper | **0.54%** | 0.62% | **0.54%** | 0.53% |
| Recovery rates: | | | | |
| Gold | **92.09%** | 91.60% | **91.87%** | 91.26% |
| Silver | **88.10%** | 79.79% | **86.60%** | 81.43% |
| Zinc | **84.70%** | 75.00% | **84.00%** | 77.10% |
| Copper | **78.10%** | 79.90% | **78.80%** | 79.40% |
| Payable production: | | | | |
| Gold (ounces) | **67,237** | 51,192 | **202,658** | 166,354 |
| Silver (ounces in thousands) | **1,501** | 648 | **4,187** | 2,733 |
| Zinc (pounds in thousands) | **48,349** | 20,561 | **122,479** | 75,605 |
| Copper (pounds in thousands) | **5,814** | 5,411 | **16,729** | 14,382 |
| Realized prices per unit of production: | | | | |
| Gold (per ounce) | **$ 409** | $ 365 | **$ 393** | $ 354 |
| Silver (per ounce) | **$ 6.45** | $ 5.04 | **$ 6.22** | $ 4.98 |
| Zinc (per pound) | **$ 0.44** | $ 0.37 | **$ 0.47** | $ 0.36 |
| Copper (per pound) | **$ 1.29** | $ 0.80 | **$ 1.26** | $ 0.76 |
| Onsite operating costs per ton milled (Canadian dollars) | **$ 50** | $ 56 | **$ 48** | $ 52 |
| **Operating costs per gold ounce produced:** | | | | |
| Onsite operating costs (including asset retirement expenses) | **$ 440** | $ 451 | **$ 392** | $ 396 |
| Less: Non-cash asset retirement expenses | **(5)** | (2) | **(2)** | (2) |
| Foreign exchange and byproduct metals hedge gains | **(24)** | — | **(18)** | — |
| Net byproduct revenues | **(334)** | (140) | **(295)** | (168) |
| **Cash operating costs** | **$ 77** | $ 309 | **$ 77** | $ 226 |
| Accrued El Coco royalties | **—** | 59 | **—** | 61 |
| **Total cash operating costs** | **$ 77** | $ 368 | **$ 77** | $ 287 |
| Non-cash costs: | | | | |
| Reclamation provision | **2** | 2 | **2** | 2 |
| Amortization | **87** | 87 | **85** | 83 |
| Total operating costs | **$ 166** | $ 457 | **$ 164** | $ 372 |

**AGNICO-EAGLE MINES LIMITED**

**BALANCE SHEET**

**(thousands of United States Dollars, US GAAP basis)**
**(Unaudited)**

| | September 30, 2004 | December 31, 2003 |
|---|---|---|
| **ASSETS** | | |
| *Current* | | |
| Cash and cash equivalents | **$ 50,506** | $ 59,483 |
| Short-term investments | **69,836** | 50,882 |
| Metals awaiting settlement | **41,529** | 34,570 |
| Inventories: | | |
| Ore stockpiles | **9,394** | 6,557 |
| In-process concentrates | **1,244** | 1,346 |
| Supplies | **6,978** | 6,276 |
| Income taxes recoverable | **11,006** | 7,539 |
| Prepaid expenses and other | **9,585** | 10,363 |
| Total current assets | **200,078** | 177,016 |
| Fair value of derivative financial instruments | **3,989** | 7,573 |
| Investments, loans, advances and other assets | **23,846** | 11,214 |
| Future income and mining tax assets | **43,506** | 41,579 |
| Mining properties | **416,104** | 399,719 |
| | **$ 687,523** | $ 637,101 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| *Current* | | |
| Accounts payable and accrued liabilities | **$ 26,221** | $ 29,915 |
| Dividends payable | **777** | 3,327 |
| Interest payable | **809** | 3,161 |
| Total current liabilities | **27,807** | 36,403 |
| Long-term debt | **143,750** | 143,750 |
| Asset retirement obligation and other liabilities | **15,886** | 15,377 |
| Future income and mining tax liabilities | **51,345** | 40,848 |
| **Shareholders' Equity** | | |
| Common shares | | |
| Authorized — unlimited | | |
| Issued — 85,828,481 (2003 — 83,902,863) | **618,436** | 601,305 |
| Warrants | **15,732** | 15,732 |
| Contributed surplus | **7,181** | 7,181 |
| Employee stock options | **418** | — |
| Deficit | **(185,785)** | (218,055) |
| Accumulated other comprehensive loss | **(7,247)** | (5,440) |
| Total shareholders' equity | **448,735** | 400,723 |
| | **$ 687,523** | $ 637,101 |

*Note: Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.*

## AGNICO-EAGLE MINES LIMITED

## STATEMENT OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

**(thousands of United States Dollars except per share amounts, US GAAP basis)**
**(Unaudited)**

| | Three months ended September 30, | | Nine months ended September 30, | |
|---|---|---|---|---|
| | **2004** | **2003** | **2004** | **2003** |
| **REVENUES** | | | | |
| Revenues from mining operations | **$47,986** | $ 24,845 | **$ 142,254** | $ 84,971 |
| Interest and sundry income | **59** | 489 | **422** | 3,252 |
| | **48,045** | 25,334 | **142,676** | 88,223 |
| **COSTS AND EXPENSES** | | | | |
| Production | **26,172** | 25,909 | **75,993** | 74,837 |
| Exploration and corporate development | **581** | 2,199 | **1,323** | 4,637 |
| Equity loss in junior exploration companies | **517** | — | **1,415** | — |
| Amortization | **5,861** | 4,471 | **17,302** | 13,775 |
| General and administrative | **1,895** | 1,594 | **5,706** | 5,301 |
| Provincial capital tax | **(191)** | 408 | **1,003** | 1,182 |
| Interest | **1,742** | 2,236 | **5,771** | 6,694 |
| Foreign currency loss (gain) | **38** | (17) | **(341)** | (41) |
| Income (loss) before taxes | **11,430** | (11,466) | **34,504** | (18,162) |
| Federal capital tax | **253** | 309 | **794** | 898 |
| Income and mining tax expense | **621** | 94 | **1,440** | 1,082 |
| Income (loss) before cumulative catch-up adjustment | **10,556** | (11,869) | **32,270** | (20,142) |
| Cumulative catch-up adjustment relating to SFAS 143 | **—** | — | **—** | (1,743) |
| Net income (loss) for the period | **$10,556** | $(11,869) | **$ 32,270** | $(21,885) |
| Net income (loss) before cumulative catch-up adjustment per share — basic and diluted | **$ 0.12** | $ (0.14) | **$ 0.38** | $ (0.24) |
| Cumulative catch-up adjustment per share | **—** | — | **—** | (0.02) |
| Net income (loss) per share — basic and diluted | **$ 0.12** | $ (0.14) | **$ 0.38** | $ (0.26) |
| Weighted average number of shares (in thousands) | | | | |
| basic | **84,791** | 83,954 | **84,658** | 83,838 |
| diluted | **85,278** | 83,954 | **85,145** | 83,838 |
| ***Comprehensive income (loss):*** | | | | |
| *Net income (loss) for the period* | **$10,556** | $(11,869) | **$ 32,270** | $(21,885) |
| *Other comprehensive income (loss):* | | | | |
| *Unrealized gain (loss) on hedging activities* | **937** | (901) | **(125)** | 7,099 |
| *Dilution gain on issuance of shares by subsidiary, net of tax* | **1,837** | 4,500 | **1,837** | 4,500 |
| *Unrealized gain (loss) on available-for-sale securities* | **555** | 1,649 | **(613)** | 1,633 |
| *Adjustments for derivative instruments maturing during the period* | **657** | — | **(2,274)** | — |
| *Adjustments for realized gains on available-for-sale securities due to dispositions in the period* | **—** | — | **(632)** | (1,485) |
| *Other comprehensive income (loss)* | **3,986** | 5,248 | **(1,807)** | 11,747 |
| *Comprehensive income (loss) for the period* | **$14,542** | $ (6,621) | **$ 30,463** | $(10,138) |

*Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.*

## AGNICO-EAGLE MINES LIMITED

## STATEMENT OF DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE LOSS

**(thousands of United States Dollars except where noted, US GAAP basis)**
**(Unaudited)**

| | Three months ended September 30, | | Nine months ended September 30, | |
|---|---|---|---|---|
| | **2004** | **2003** | **2004** | **2003** |
| **Deficit** | | | | |
| Balance, beginning of period | **$(196,341)** | $(206,039) | **$(218,055)** | $(196,023) |
| Net income (loss) for the period | **10,556** | (11,869) | **32,270** | (21,885) |
| Balance, end of period | **$(185,785)** | $(217,908) | **$(185,785)** | $(217,908) |
| **Accumulated other comprehensive loss** | | | | |
| Balance, beginning of period | **$ (11,233)** | $ (14,667) | **$ (5,440)** | $ (21,166) |
| Other comprehensive income (loss) for the period | **3,986** | 5,248 | **(1,807)** | 11,747 |
| Balance, end of period | **$ (7,247)** | $ (9,419) | **$ (7,247)** | $ (9,419) |

*Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.*

## AGNICO-EAGLE MINES LIMITED

## STATEMENT OF CASH FLOWS

**(thousands of United States Dollars, US GAAP basis)**
**(Unaudited)**

| | Three months ended September 30 | | Nine months ended September 30 | |
|---|---|---|---|---|
| | **2004** | **2003** | **2004** | **2003** |
| **Operating activities** | | | | |
| Net income (loss) for the period | **$ 10,556** | $ (11,869) | **$ 32,270** | $ (21,885) |
| Add (deduct) items not affecting cash from operating activities: | | | | |
| Amortization | **5,861** | 4,471 | **17,302** | 13,775 |
| Provision for future income and mining taxes | **1,739** | 187 | **4,228** | 2,251 |
| Unrealized (gain) loss on derivative contracts | **(38)** | (171) | **136** | (2,677) |
| Cumulative catch-up adjustment related to SFAS 143 | **—** | — | **—** | 1,743 |
| Amortization of deferred costs and other | **755** | 802 | **2,883** | 268 |
| Cash flow from operations, before working capital changes | **18,873** | (6,580) | **56,819** | (6,525) |
| Change in non-cash working capital balances | | | | |
| Metals awaiting settlement | **551** | 10,375 | **(6,959)** | 10,888 |
| Income taxes recoverable | **(1,157)** | (977) | **(3,467)** | (1,848) |
| Inventories | **(2,366)** | (908) | **(3,437)** | (3,264) |
| Prepaid expenses and other | **(1,598)** | (2,802) | **778** | (1,109) |
| Accounts payable and accrued liabilities | **3,997** | 3,289 | **(3,579)** | 1,971 |
| Interest payable | **(1,617)** | (1,636) | **(2,352)** | (1,563) |
| Cash flows from (used in) operating activities | **16,683** | 761 | **37,803** | (1,450) |
| **Investing activities** | | | | |
| Additions to mining properties | **(11,780)** | (7,468) | **(33,777)** | (28,976) |
| Purchase of available-for-sales securities and other assets | **(2,404)** | (4,192) | **(13,281)** | (12,079) |
| Short-term investments | **(69,836)** | (50,882) | **(18,954)** | (50,882) |
| Cash flows used in investing activities | **(84,020)** | (62,542) | **(66,012)** | (91,937) |
| **Financing activities** | | | | |
| Dividends paid | **—** | — | **(2,480)** | (2,431) |
| Common shares issued | **18,540** | 4,640 | **21,504** | 6,960 |
| Cash flows provided by financing activities | **18,540** | 4,640 | **19,024** | 4,529 |
| Effect of exchange rate changes on cash and cash equivalents | **46** | 54 | **208** | (85) |
| Net decrease in cash and cash equivalents | **(48,751)** | (57,087) | **(8,977)** | (88,943) |
| Cash and cash equivalents, beginning of period | **99,257** | 121,078 | **59,483** | 152,934 |
| Cash and cash equivalents, end of period | **$ 50,506** | $ 63,991 | **$ 50,506** | $ 63,991 |
| *Other operating cash flow information:* | | | | |
| Interest paid during the period | **$ 3,023** | $ 3,477 | **$ 6,489** | $ 7,401 |
| Capital taxes paid during the period | **$ (271)** | $ 1,065 | **$ 2,259** | $ 2,234 |

*Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.*

# AGNICO-EAGLE MINES LIMITED
# NOTES TO INTERIM FINANCIAL STATEMENTS
## US GAAP basis
## (Unaudited)

### 1. BASIS OF PRESENTATION

Agnico-Eagle Mines Limited's ("Agnico-Eagle" or the "Company") primary basis of financial reporting is United States generally accepted accounting principles ("US GAAP"). Financial statements under Canadian generally accepted accounting principles are also prepared for statutory reporting purposes in Canada and sent to shareholders.

The accompanying unaudited interim financial statements have been prepared in accordance with US GAAP in US dollars. They do not include all of the disclosures required by generally accepted accounting principles for annual financial statements. In the opinion of management, the unaudited interim financial statements reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position as at September 30, 2004 and the results of operations and cash flows for the three and nine month periods ended September 30, 2004 and 2003.

Operating results for the three and nine month periods ended September 30, 2004 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2004. Accordingly, these unaudited interim financial statements should be read in conjunction with the fiscal 2003 annual financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 20-F for the year ended December 31, 2003.

### 2. USE OF ESTIMATES

The preparation of the financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates used in the preparation of the financial statements are reasonable and prudent; however, actual results could differ from these estimates.

### 3. ACCOUNTING POLICIES

These interim financial statements follow the same accounting policies and methods of their application as the December 31, 2003 audited annual financial statements.

### 4. CAPITAL STOCK

For the nine month period ended September 30, 2004, the Company's 2012 convertible debentures were anti-dilutive and thus were excluded from the calculation of diluted net loss per share.

The following table presents the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at September 30, 2004 were exercised:

| | |
|---|---|
| *Common shares outstanding at September 30, 2004* | 85,828,481 |
| Convertible debentures **[based on debenture holders' option]** | 10,267,919 |
| Employees' stock options | 2,578,725 |
| Warrants | 6,900,000 |
| | 105,575,125 |

During the nine month period ended September 30, 2004, 197,325 (2003 — 208,450) employee stock options were exercised for cash of $2.3 million (2003 — $1.5 million) and 537,250 (2003 — nil) options were granted with a weighted average exercise price of C$16.71.

## 5. FINANCIAL INSTRUMENTS

As at September 30, 2004, Agnico-Eagle's derivative financial instruments relating to metals consisted of the following:

| | Expected Maturity | | | |
|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 |
| **Gold** | | | | |
| *Put options purchased* | | | | |
| Amount hedged (ounces) | 34,161 | 190,020 | 152,340 | 131,280 |
| Average price ($/ounce) | $ 260 | $ 260 | $ 260 | $ 260 |
| **Copper** | | | | |
| *Put options purchased* | | | | |
| Amount hedged (lbs. in 000's) | 794 | — | — | — |
| Average price ($/lb.) | $ 1.04 | — | — | — |

The maximum premium payable on the copper derivative contracts for the remainder of 2004 is $0.2 million.

At September 30, 2004, Agnico-Eagle's foreign currency hedging program consisted of the following:

| | Expected Maturity | | |
|---|---|---|---|
| | 2004 | 2005 | 2006 |
| **US$ call options sold** | | | |
| Amount (thousands) | $ 6,000 | $12,000 | $12,000 |
| US$/C$ weighted average exchange rate | 1.6390 | 1.6050 | 1.6475 |
| **US$ put options purchased** | | | |
| Amount (thousands) | $ 6,000 | $12,000 | $12,000 |
| US$/C$ weighted average exchange rate | 1.5900 | 1.5000 | 1.5600 |
| **US$ put options sold** | | | |
| Amount (thousands) | $ — | $12,000 | $ — |
| US$/C$ weighted average exchange rate | — | 1.3700 | — |
| **US$ forward contracts sold** | | | |
| Amount (thousands) | $ 6,000 | $ — | $ — |
| US$/C$ weighted average exchange rate | 1.3575 | — | — |

At September 30, 2004, the aggregate net market value of Agnico-Eagle's metals derivative position amounted to nil. The Company's aggregate net market value of its foreign exchange hedge position at September 30, 2004 was $5.0 million. The Company's aggregate net market value of its interest rate hedge position at September 30, 2004 was $(1.0) million. Since the Company uses only over-the-counter instruments, the fair value of individual hedging instruments is based on readily available market values.

## QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS
## CANADIAN GAAP
***(all figures are expressed in US dollars unless otherwise noted)***

***Results of Operations***

Agnico-Eagle reported third quarter net income of $16.1 million, or $0.16 per share, compared to a net loss of $5.6 million, or $(0.10) per share, in the third quarter of 2003. Gold production in the third quarter of 2004 was 67,237, an increase of 31% over 51,192 ounces in the third quarter of 2003. For the year to date, Agnico-Eagle reported net income of $39.4 million, or $0.37 per share, compared to a net loss of $12.3 million, or $(0.24) per share, in the first nine months of 2003. Gold production increased 22% in the first nine months of 2004 to 202,658 ounces from 166,354 ounces in 2003.

As disclosed last quarter, production continued to increase as LaRonde continues to benefit from operational improvements, a more focused mining plan, and increased ore throughput. Year to date tonnage processed increased 20% to 2,184,383 tons in the first nine months of 2004 compared to 1,821,585 tons in the same period in 2003.

The table below summarizes the key variances in net income for the third quarter and year to date of 2004 from the net loss reported for the same periods in 2003.

| | Third Quarter | Year to Date |
|---|---|---|
| | (millions of dollars) | |
| Increase in gold production | $ 6.0 | $13.1 |
| Elimination of Production royalty | 3.0 | 10.1 |
| Increase in gold price | 1.9 | 10.0 |
| Increase in net copper revenue | 0.9 | 8.5 |
| Increase in net zinc revenue | 8.1 | 12.7 |
| Increase in net silver revenue | 6.2 | 13.0 |
| Stronger Canadian dollar, net of hedges | (0.1) | (2.0) |
| Increased amortization | (1.4) | (3.5) |
| Cost of increased ore throughput | (3.1) | (9.3) |
| Corporate costs and other | 0.3 | (0.9) |
| **Net positive variance** | $21.7 | $51.7 |

As shown in the table above, revenues from all metals benefited from increased production and increased metal prices in both the third quarter and year to date. The summarized quarterly data presented later in this MD&A shows the increases in unit realized prices for all both the third quarter and year to date. Net copper and zinc revenues benefited from increased production and metal prices but these benefits were partially offset by increased smelting and refining charges attributable to the increase in production of these metals and increasing costs associated with shipping these metals to overseas smelters. In all, revenues from mining operations increased 93% and 67% respectively in the third quarter and first nine months of 2004. Net income was also positively affected by the elimination of the production royalty as that area of the mine is essentially mined out.

In the third quarter of 2004 total cash operating costs per ounce decreased significantly to $77 per ounce of gold produced from $368 per ounce in the third quarter of 2003. For the year to date 2004, total cash operating costs decreased to $77 from $287 in the same period of 2003. The main drivers leading to the decrease in total cash operating costs, for both the quarter and year to date, were higher gold production, higher net byproduct revenue resulting from increased production and higher byproduct metal prices, and the elimination of the production royalty. Operating costs per ton decreased to C$50 in the third quarter of 2004 compared to C$56 in the third quarter of 2003 due mainly to the mill processing more tons of ore in the third quarter of 2004. Similarly, operating cost per ton decreased to C$48 in the first nine months of 2004 compared to C$52 in the first nine months of 2003 due mainly to a 30% increase in mill throughput and improved underground productivity for the year to date 2004 compared to the similar period in 2003.

The following tables provide a reconciliation of the total cash operating costs per ounce of gold produced and operating cost per ton to the financial statements:

| | Q3 2004 | Q3 2003 | YTD 2004 | YTD 2003 |
|---|---|---|---|---|
| | (thousands of dollars, except where noted) | | | |
| Cost of production per Statement of Income (Loss) | **$ 26,172** | $ 25,909 | **$ 75,993** | $ 74,837 |
| Adjustments: | | | | |
| Byproduct revenues | **(21,639)** | (7,150) | **(59,815)** | (28,017) |
| Production royalty | **—** | (3,000) | **—** | (10,074) |
| Inventory adjustment(i) | **795** | 132 | **(103)** | 1,165 |
| Non-cash reclamation provision | **(176)** | (85) | **(437)** | (302) |
| Cash operating costs | **$ 5,152** | $ 15,806 | **$ 15,638** | $ 37,609 |
| Gold production (ounces) | **67,237** | 51,192 | **202,658** | 166,354 |
| Cash operating cost (per ounce) | **$ 77** | $ 309 | **$ 77** | $ 226 |
| Production royalty (per ounce) | **—** | 59 | **—** | 61 |
| Total cash operating costs (per ounce)(iii) | **$ 77** | $ 368 | **$ 77** | $ 287 |

| | Q3 2004 | Q3 2003 | YTD 2004 | YTD 2003 |
|---|---|---|---|---|
| | (thousands of dollars, except where noted) | | | |
| Cost of production per Statement of Income (Loss) | **$ 26,172** | $ 25,909 | **$ 75,993** | $ 74,837 |
| Adjustments: | | | | |
| Production royalty | **—** | (3,000) | **—** | (10,074) |
| Inventory adjustment(i) and hedging adjustments(ii) | **2,127** | 277 | **3,338** | 1,575 |
| Non-cash reclamation provision | **(176)** | (85) | **(437)** | (302) |
| Minesite operating costs (US$) | **$ 28,123** | $ 23,101 | **$ 78,894** | $ 66,036 |
| Minesite operating costs (C$) | **$ 36,834** | $ 31,887 | **$104,824** | $ 94,234 |
| Tons milled (000's tons) | **741** | 571 | **2,184** | 1,822 |
| Operating costs per ton (C$)(iii) | **$ 50** | $ 56 | **$ 48** | $ 52 |

Notes:

(i) Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash operating costs are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the period.

(ii) Hedging adjustments reflect gains and losses on the Company's derivative positions entered into to hedge the effects of foreign exchange fluctuations on production costs. These items are not reflective of operating performance and thus have been eliminated when calculating operating costs per ton.

(iii) Total cash operating cost and operating cost per ton data are not a recognized measures under US GAAP. Management uses these generally accepted industry measures in evaluating operating performance and believes them to be realistic indications of such performance. The data also indicates the Company's ability to generate cash flow and operating earnings at various gold prices. This additional information should be considered together with other data prepared in accordance with US GAAP.

Taking into consideration year to date performance, the Company's latest targets for all metals production as compared to the original budget for production and operating costs follows:

| | New Forecast | Previous Forecast |
|---|---|---|
| Ore processed (000's tons) | 2,963 | 2,900 |
| Daily throughput rate (tons) | 8,096 | 7,945 |
| *Grades:* | | |
| Gold (oz./t) | 0.11 | 0.11 |
| Silver (oz./t) | 2.36 | 2.43 |
| Zinc (%) | 3.95 | 3.87 |
| Copper (%) | 0.53 | 0.54 |
| *Payable metal production:* | | |
| Gold (ozs.) | 280,000 | 293,000 |
| Silver (000's ozs.) | 5,600 | 5,500 |
| Zinc (000's lbs.) | 162,000 | 155,000 |
| Copper (000's lbs.) | 22,600 | 23,200 |
| *Minesite operating costs (C$/ton)* | 46-48 | 45-47 |
| *Total cash operating costs ($/oz.)* | 75-80 | 70-80 |

LaRonde's total cash operating costs are expected to remain essentially on target in a range of $75 to $80 per ounce, as lower gold production is offset by higher byproduct production and metal prices. The target for total cash operating costs is based on a balance of the year silver price of $5.75 per ounce, zinc price of $0.45 per pound, copper price of $1.20 per pound and C$/US$ exchange rate of 1.30. Given that the year is three quarters complete, the sensitivity to changes in metal prices and exchange rates is not expected to be material.

***Liquidity and Capital Resources***

At September 30 2004, Agnico-Eagle's cash and cash equivalents were $50.5 million while working capital was $171.3 million. At December 31, 2003, the Company had $59.5 million in cash and cash equivalents and $138.4 million in working capital. The decrease in cash is due primarily to increases in short-term investments. Short term investments are highly liquid investments that have original maturities of greater than 90 days. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate any risks associated with these investments. The Company currently has $100 million in undrawn credit lines and is currently negotiating a refinancing of its credit facility. The Company does not expect a material change in the amounts that will be available under the new facility.

Cash flow from operating activities, before working capital changes, was $21.0 million in the third quarter of 2004 compared to $(6.0) million in the third quarter of 2003. For the year to date, operating cash flow, before working capital changes, was $62.5 million compared to $(2.3) million in the first nine months of 2003. Operating cash flow was positively impacted by higher gold production and increased gold and byproduct metal prices partially offset by a stronger Canadian dollar. For the year to date, positive operating cash flow was partially offset by a buildup in metal settlements receivable and ore inventories. The buildup in metal settlements receivable began to reverse in the second quarter of 2004 and is expected to reverse further over the course of 2004.

For the three months ended September 30, 2004, capital expenditures were $11.8 million compared to $7.5 million in the third quarter of 2003. Capital expenditures at the LaRonde mine decreased to $7.2 million from $8.7 million in the third quarter of 2003. Although capital expenditures at LaRonde decreased in the third quarter of 2004, total capital expenditures increased $4.1 million compared to the third quarter of 2003. This increase is primaritly attributable to project expenditures for Lapa and Goldex and the purchase of gold properties from Contact Diamond Corporation (an equity investee of Agnico-Eagle). For the year to date September 30, 2004, capital expenditures were $33.8 million compared to $29.0 million in the first nine months of 2003. Capital expenditures at the LaRonde mine decreased to $23.4 million from $29.0 million in the first

nine months of 2003. The capital expenditures in 2004 represent sustaining capital and the final construction costs for Phase I of LaRonde's water treatment facility and bulk air cooling plant. The remainder of the capital expenditures in 2004 represents continued expenditures for the Company's regional projects, namely Lapa, Goldex and LaRonde II, all of which have met the requirement for capitalization under US GAAP, and the purchase of gold properties from Contact Diamond. For the full year, capital expenditures are now forecast to be $54.9 million compared to the original budget of $31.4 million. The increase is primarily due to the commencement of the underground programs at Lapa and Goldex.

In the third quarter of 2004, Agnico-Eagle generated net free cash flow (before financing activities) of $5.7 million. Before investment purchases of $2.4 million and project expenditures of $4.6 million, third quarter net free cash flow was $12.7 million. The third quarter of 2004 marks the first time the Company has generated net free cash flow since beginning the expansion at LaRonde, and shows the Company's ability to fund project expenditures with internally generated funds. The Company's ability to continue generating net free cash flow is dependent on continued strength in gold and byproduct metal prices and continued cost savings generated from economies of scale at LaRonde as the mill processes more tons of ore.

In the second quarter of 2004, Agnico-Eagle purchased a 14% stake in Riddarhyttan Resources AB ("Riddarhyttan"). Agnico-Eagle purchased 12.7 million common shares in Riddarhyttan from its largest shareholder, Swedish private company Dunross & Co. AB. Along with a further 0.8 million shares purchased in the second quarter and transaction costs, total cash consideration of $11.8 million was paid by Agnico-Eagle. In the third quarter of 2004, cash spent on investments and other assets was $2.4 million. This represents mostly purchases of available-for-sale securities. In the first nine months of 2003, cash spent on investments and other assets included $9.0 million in the second quarter for the purchase of the Lapa property and $4.2 million in the third quarter for the purchase of the Bousquet property offset by cash inflows generated from sales of available-for-sale securities.

## AGNICO-EAGLE MINES LIMITED

## SUMMARIZED QUARTERLY DATA

**(thousands of United States Dollars except where noted, CDN GAAP basis)**
**(Unaudited)**

| | Three months ended September 30, 2004 | Three months ended September 30, 2003 Restated (see Note 5) | Nine months ended September 30, 2004 | Nine months ended September 30, 2003 Restated (see Note 5) |
|---|---|---|---|---|
| **Financial Data** | | | | |
| *Income and cash flow* | | | | |
| *LaRonde Division* | | | | |
| Revenues from mining operations | $ **47,986** | $ 24,845 | $ **142,254** | $ 84,971 |
| Mine operating costs | **26,172** | 25,909 | **75,993** | 74,837 |
| Mine operating profit | $ **21,814** | $ (1,064) | $ **66,261** | $ 10,134 |
| Net income (loss) for the period | $ **16,080** | $ (5,638) | $ **39,428** | $ (12,267) |
| Net income (loss) per share | $ **0.16** | $ (0.10) | $ **0.37** | $ (0.24) |
| Operating cash flow (before non-cash working capital) | $ **18,302** | $ (6,580) | $ **62,508** | $ (6,525) |
| Weighted average number of shares — basic (in thousands) | **84,658** | 83,954 | **84,791** | 83,838 |
| Tons of ore milled | **741,483** | 570,661 | **2,184,383** | 1,821,585 |
| Head grades: | | | | |
| Gold (oz. per ton) | **0.10** | 0.10 | **0.10** | 0.10 |
| Silver (oz. per ton) | **2.70** | 1.69 | **2.49** | 2.14 |
| Zinc | **4.53%** | 2.71% | **4.04%** | 3.18% |
| Copper | **0.54%** | 0.62% | **0.54%** | 0.53% |
| Recovery rates: | | | | |
| Gold | **92.09%** | 91.60% | **91.87%** | 91.26% |
| Silver | **88.10%** | 79.79% | **86.60%** | 81.43% |
| Zinc | **84.70%** | 75.00% | **84.00%** | 77.10% |
| Copper | **78.10%** | 79.90% | **78.80%** | 79.40% |
| Payable production: | | | | |
| Gold (ounces) | **67,237** | 51,192 | **202,658** | 166,354 |
| Silver (ounces in thousands) | **1,501** | 648 | **4,187** | 2,733 |
| Zinc (pounds in thousands) | **48,349** | 20,561 | **122,479** | 75,605 |
| Copper (pounds in thousands) | **5,814** | 5,411 | **16,729** | 14,382 |
| Realized prices per unit of production: | | | | |
| Gold (per ounce) | $ **409** | $ 365 | $ **393** | $ 354 |
| Silver (per ounce) | $ **6.45** | $ 5.04 | $ **6.22** | $ 4.98 |
| Zinc (per pound) | $ **0.44** | $ 0.37 | $ **0.47** | $ 0.36 |
| Copper (per pound) | $ **1.29** | $ 0.80 | $ **1.26** | $ 0.76 |
| Onsite operating costs per ton milled (Canadian dollars) | $ **50** | $ 56 | $ **48** | $ 52 |
| **Operating costs per gold ounce produced:** | | | | |
| Onsite operating costs (including asset retirement expenses) | $ **440** | $ 451 | $ **392** | $ 396 |
| Less: Non-cash asset retirement expenses | **(5)** | (2) | **(2)** | (2) |
| Foreign exchange and byproduct metals hedge gains | **(24)** | — | **(18)** | — |
| Net byproduct revenues | **(334)** | (140) | **(295)** | (168) |
| **Cash operating costs** | $ **77** | $ 309 | $ **77** | $ 226 |
| Accrued El Coco royalties | **—** | 59 | **—** | 61 |
| **Total cash operating costs** | $ **77** | $ 368 | $ **77** | $ 287 |
| Non-cash costs: | | | | |
| Reclamation provision | **2** | 2 | **2** | 2 |
| Amortization | **87** | 87 | **85** | 83 |
| Total operating costs | $ **166** | $ 457 | $ **164** | $ 372 |

**AGNICO-EAGLE MINES LIMITED**

**SUMMARIZED QUARTERLY RESULTS**

**(thousands of United States Dollars except where noted, CDN GAAP basis)**
**(Unaudited)**

| | September 30, 2004 | June 30, 2004 | March 31, 2004 Restated (see Note 5) | December 31, 2003 Restated (see Note 5) |
|---|---|---|---|---|
| *LaRonde Division* | | | | |
| Revenues from mining operations | **$47,986** | **$45,664** | $48,604 | $ 41,849 |
| Mine operating costs | **26,172** | **25,680** | 24,141 | 30,153 |
| Mine operating profit | **$21,814** | **$19,984** | $24,463 | $ 11,696 |
| Net income (loss) for period | **$16,080** | **$ (5,638)** | $39,428 | $(12,267) |
| Net income (loss) per share | **$ 0.15** | **$ (0.09)** | $ 0.39 | $ (0.21) |

| | September 30, 2003 | June 30, 2003 | March 31 2003 Restated (see Note 5) | December 31, 2002 Restated (see Note 5) |
|---|---|---|---|---|
| *LaRonde Division* | | | | |
| Revenues from mining operations | $24,845 | $30,014 | $30,012 | $32,323 |
| Mine operating costs | 25,909 | 24,581 | 24,347 | 25,031 |
| Mine operating profit | $ (1,064) | $ 5,433 | $ 5,665 | $ 7,292 |
| Net income (loss) for period | $ (5,638) | $ (3,235) | $ (3,394) | $ 3,373 |
| Net income (loss) per share | $ (0.09) | $ (0.06) | $ (0.07) | $ (0.06) |

## AGNICO-EAGLE MINES LIMITED

## BALANCE SHEET

**(thousands of United States dollars, CDN GAAP basis)**
**(Unaudited)**

| | September 30, 2004 | December 31, 2003 Restated (see Note 5) |
|---|---|---|
| **ASSETS** | | |
| *Current* | | |
| Cash and cash equivalents | **$ 50,506** | $ 59,483 |
| Short-term investments | **69,836** | 50,882 |
| Metals awaiting settlement | **41,529** | 34,570 |
| Income taxes recoverable | **11,006** | 7,539 |
| Inventories: | | |
| Ore stockpiles | **9,394** | 6,557 |
| In-process concentrates | **1,244** | 1,346 |
| Supplies | **6,978** | 6,276 |
| Prepaid expenses and other | **8,653** | 8,187 |
| Total current assets | **199,146** | 174,840 |
| Investments and other assets | **23,394** | 12,309 |
| Future income and mining tax assets | **43,687** | 42,863 |
| Mining properties | **419,629** | 401,744 |
| | **$685,856** | $631,755 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current | | |
| Accounts payable and accrued liabilities | **$ 26,221** | $ 29,915 |
| Dividends payable | **777** | 3,327 |
| Interest payable | **809** | 3,161 |
| Total current liabilities | **27,807** | 36,403 |
| Asset retirement obligation and other liabilities (note 5) | **15,148** | 12,298 |
| Future income and mining tax liabilities | **51,359** | 41,300 |
| *Shareholders' Equity* | | |
| Common shares | | |
| Authorized — unlimited | | |
| Issued — 85,828,481 (2003 — 83,902,863) | **472,658** | 450,945 |
| Convertible subordinated debentures | **98,040** | 95,057 |
| Other paid-in-capital | **55,028** | 55,028 |
| Warrants | **15,732** | 15,732 |
| Contributed surplus | **5,560** | 5,560 |
| Employee stock options | **418** | — |
| Deficit | **(55,894)** | (80,568) |
| Total shareholders' equity | **591,542** | 541,755 |
| | **$685,856** | $631,755 |

*Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.*

## AGNICO-EAGLE MINES LIMITED

## STATEMENT OF INCOME (LOSS)

**(thousands of United States Dollars except per share amounts, CDN GAAP basis)**
**(Unaudited)**

| | Three months ended September 30, | | Nine months ended September 30, | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| | | Restated (see Note 5) | | Restated (see Note 5) |
| **REVENUES** | | | | |
| Revenues from mining operations | **$47,986** | $24,845 | **$142,254** | $ 84,971 |
| Interest and sundry income (expense) | **(857)** | 324 | **(341)** | 1,390 |
| | **47,129** | 25,169 | **141,913** | 86,361 |
| **COSTS AND EXPENSES** | | | | |
| Production | **26,172** | 25,909 | **75,993** | 74,837 |
| Exploration and corporate development | **581** | 2,199 | **1,323** | 4,637 |
| Equity loss in junior exploration companies | **517** | — | **1,415** | — |
| Amortization | **5,861** | 4,471 | **17,302** | 13,775 |
| General and administrative | **1,895** | 1,594 | **5,706** | 5,301 |
| Provincial capital tax | **(191)** | 408 | **1,003** | 1,182 |
| Interest | **(22)** | 339 | **534** | 1,456 |
| Foreign currency loss (gain) | **38** | (17) | **(341)** | (41) |
| Income (loss) before undernoted | **12,278** | (9,734) | **38,978** | (14,786) |
| Dilution gain on issuance of stock by equity investee | **1,838** | 4,499 | **1,838** | 4,499 |
| Income (loss) before taxes | **14,116** | (5,235) | **40,816** | (10,287) |
| Federal capital tax | **253** | 309 | **794** | 898 |
| Income and mining tax expense | **(2,217)** | 94 | **594** | 1,082 |
| Net income (loss) for the period | **$16,080** | $(5,638) | **$ 39,428** | $(12,267) |
| Net income (loss) per share — basic and diluted | **$ 0.16** | $ (0.10) | **$ 0.37** | $ (0.24) |
| Weighted average number of shares (in thousands) | | | | |
| basic | **84,791** | 83,954 | **84,658** | 83,838 |
| diluted | **85,278** | 83,954 | **85,145** | 83,838 |

*Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.*

**AGNICO-EAGLE MINES LIMITED**

**STATEMENT OF DEFICIT**

**(thousands of United States Dollars, CDN GAAP basis)**
**(Unaudited)**

| | Three months ended September 30, | | Nine months ended September 30, | |
|---|---|---|---|---|
| | **2004** | **2003** | **2004** | **2003** |
| | | Restated (see Note 5) | | Restated (see Note 5) |
| **Deficit** | | | | |
| Balance, beginning of period | **$(63,292)** | $(78,276) | **$(80,568)** | $(66,299) |
| Adjustment for change in accounting policy for asset retirement obligations (note 5) | **—** | (171) | **(850)** | (529) |
| | **(63,292)** | (78,447) | **(81,418)** | (66,828) |
| Net income (loss) for the period | **16,080** | (5,638) | **39,428** | (12,267) |
| Interest costs associated with the Company's convertible debentures | **(2,636)** | (2,536) | **(7,821)** | (7,526) |
| Share issue costs | **(6,046)** | (256) | **(6,083)** | (256) |
| Balance, end of period | **$(55,894)** | $(86,877) | **$(55,894)** | $(86,877) |

*Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.*

**AGNICO-EAGLE MINES LIMITED**

**STATEMENT OF CASH FLOWS**

**(thousands of United States Dollars, CDN GAAP basis)**

**(Unaudited)**

| | Three months ended September 30 | | Nine months ended September 30 | |
|---|---|---|---|---|
| | **2004** | **2003** | **2004** | **2003** |
| | | Restated (see Note 5) | | Restated (see Note 5) |
| **Operating activities** | | | | |
| Net income (loss) for the period | **$ 16,080** | $ (5,638) | **$ 39,428** | $ (12,267) |
| Add (deduct) items not affecting cash from operating activities: | | | | |
| Amortization | **5,861** | 4,471 | **17,302** | 13,775 |
| Provision for future income and mining taxes | **(1,098)** | 184 | **3,382** | 2,248 |
| Unrealized (gain) loss on derivative contracts | **954** | — | **1,128** | (848) |
| Dilution gain on issuance of shares by subsidiary | **(1,838)** | (4,499) | **(1,838)** | (4,499) |
| Amortization of deferred costs and other | **1,083** | (534) | **3,106** | (691) |
| Cash flow from operations, before working capital changes | **21,042** | (6,016) | **62,508** | (2,282) |
| Change in non-cash working capital balances | | | | |
| Metals awaiting settlement | **551** | 10,375 | **(6,959)** | 10,888 |
| Income taxes recoverable | **(1,157)** | (977) | **(3,467)** | (1,848) |
| Inventories | **(2,366)** | (908) | **(3,437)** | (3,264) |
| Prepaid expenses and other | **(313)** | (1,736) | **1,804** | (514) |
| Accounts payable and accrued liabilities | **3,768** | 3,289 | **(3,808)** | 1,971 |
| Interest payable | **(1,617)** | (1,636) | **(2,352)** | (1,563) |
| Cash flows from (used in) operating activities | **19,908** | 2,391 | **44,289** | 3,388 |
| **Investing activities** | | | | |
| Additions to mining properties | **(11,780)** | (7,468) | **(33,777)** | (28,976) |
| Purchase of available-for-sales securities and other assets | **(2,404)** | (4,192) | **(13,281)** | (12,079) |
| Short-term investments | **(69,836)** | (50,882) | **(18,954)** | (50,882) |
| Cash flows used in investing activities | **(84,020)** | (62,542) | **(66,012)** | (91,937) |
| **Financing activities** | | | | |
| Dividends paid | **—** | — | **(2,480)** | (2,431) |
| Common shares issued | **18,540** | 4,640 | **21,504** | 6,960 |
| Interest on convertible debentures | **(3,225)** | (1,630) | **(6,486)** | (4,838) |
| Cash flows provided by (used in) financing activities | **15,315** | 3,010 | **12,538** | (309) |
| Effect of exchange rate changes on cash and cash equivalents | **46** | 54 | **208** | (85) |
| Net decrease in cash and cash equivalents | **(48,751)** | (57,087) | **(8,977)** | (88,943) |
| Cash and cash equivalents, beginning of period | **99,257** | 121,078 | **59,483** | 152,934 |
| Cash and cash equivalents, end of period | **$ 50,506** | $ 63,991 | **$ 50,506** | $ 63,991 |
| *Other operating cash flow information:* | | | | |
| Interest paid during the period | **$ 3,023** | $ 3,477 | **$ 6,489** | $ 7,401 |
| Capital taxes paid during the period | **$ (271)** | $ 1,065 | **$ 2,259** | $ 2,234 |

*Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.*

## AGNICO-EAGLE MINES LIMITED
## NOTES TO INTERIM FINANCIAL STATEMENTS
## CDN GAAP BASIS
## (Unaudited)

### 1. BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have been prepared by the Company in US dollars in accordance with Canadian generally accepted accounting principles ("CDN GAAP") with respect to the preparation of interim financial information. Accordingly, they do not include all information and footnotes as required in the preparation of annual financial statements and should be read in conjunction with the audited financial statements and notes included in the Audited Annual Financial Statements (CDN GAAP basis) for the year ended December 31, 2003.

The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates used in the preparation of the financial statements are reasonable and prudent; however, actual results could differ from these estimates.

Operating results for the three month and nine month periods ended September 30, 2004 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2004. Accordingly, these unaudited interim financial statements should be read in conjunction with the fiscal 2003 Audited Annual Financial Statements (CDN GAAP basis), including the accounting policies and notes thereto. These interim financial statements follow the same accounting policies and methods of their application as the December 31, 2003 Audited Annual Financial Statements (CDN GAAP basis) except as described in note 5.

### 2. USE OF ESTIMATES

The preparation of the interim financial statements in conformity with Candian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Management believes that the estimates used in the preparation of the interim financial statements are reasonable and prudent; however, actual results could differ from these estimates.

### 3. NET INCOME (LOSS) PER SHARE

For the purposes of calculating earnings per share, the Company uses net income after deducting interest charges on the Company's 2012 convertible debentures. The 2012 convertible debentures issued in 2002 is presented, in its entirety, as an equity instrument and as such the interest is recorded as a direct charge to deficit. Below is a reconciliation of net income per financial statements to the net income used in computing net income per share.

| | Three Months ended September 30, | | Nine Months ended September 30, | |
|---|---|---|---|---|
| | **2004** | **2003** | **2004** | **2003** |
| Net income (loss), per financial statements | **$16,080** | $(5,638) | **$ 39,428** | $(12,267) |
| Less: Interest on 2012 convertible debentures charged directly to deficit | **(2,636)** | (2,536) | **(7,821)** | (7,525) |
| Net income (loss) used to compute net income (loss) per share | **$13,444** | $(8,174) | **$ 31,607** | $(19,792) |

The Company's 2012 convertible debentures and warrants are anti-dilutive and thus have not been included in the computation of diluted net income per share.

### 4. CAPITAL STOCK

For the nine month period ended September 30, 2004, the Company's 2012 convertible debentures were anti-dilutive and thus were excluded from the calculation of diluted net loss per share.

**4. CAPITAL STOCK (Continued)**

The following table presents the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at September 30, 2004 were exercised:

| | |
|---|---|
| Common shares outstanding at September 30, 2004 | 85,828,481 |
| Convertible debentures **[based on debenture holders' option]** | 10,267,919 |
| Employees' stock options | 2,578,725 |
| Warrants | 6,900,000 |
| | 105,575,125 |

During the nine month period ended September 30, 2004, 197,325 (2003 — 208,450) employee stock options were exercised for cash of $2.3 million (2003 — $1.5 million) and 537,250 (2003 — nil) options were granted with a weighted average exercise price of C$16.71.

**5. CHANGE IN ACCOUNTING POLICY — ASSET RETIREMENT OBLIGATIONS**

Effective January 1, 2004, the Company adopted the provisions of Canadian Institute of Chartered Accountants Handbook Section 3110, *"Asset Retirement Obligations"* which applies to long-lived assets, such as mines. The new standard requires companies to recognize the present value of mine reclamation costs as a liability in the period the obligation is incurred and then to periodically re-evaluate the liability. At inception, an amount equal to the liability is recorded as an increase to the carrying value of the related long-lived asset. Each period, an accretion amount is charged to income to adjust the liability to the estimated future value. The initial liability, which is included in the carrying value of the asset, is also depreciated each period based on the depreciation method used for the asset.

In order to calculate the initial liability, the Company has made estimates of the final reclamation costs based on mine-closure plans approved by environmental agencies. The Company periodically reviews these cost estimates and updates them if assumptions, such as mine life, change.

This new standard was adopted by the Company on January 1, 2004 with retroactive restatement. As a result, for the nine month period ended September 30, 2004, opening retained earnings was reduced by $0.9 million and net income was increased by $0.2 million. Basic and diluted earnings per share were unchanged.

At December 31, 2003, fixed assets were increased $1.5 million, asset retirement obligations and other liabilities increased $2.4 million, deficit was increased $0.9 million and future income and mining tax assets and liabilities remained unchanged as the effect of adopting this new standard on these balance sheet items was negligible.

Net loss for the three and nine month period September 30, 2003 was reduced by $0.2 and $0.5 million, respectively.

AGNICO-EAGLE
MINES LIMITED

QUEBECOR MERRILL
CANADA INC
Printed In Canada